SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-1
                             (Amendment No. 16)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934


                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      SERIES A ESOP CONVERTIBLE JUNIOR
                     PREFERRED STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                               NOT AVAILABLE
                   (CUSIP Number of Class of Securities)


                            JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT-LAW
                        NORFOLK SOUTHERN CORPORATION
                           THREE COMMERCIAL PLACE
                        NORFOLK, VIRGINIA 23510-2191
                         TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           RANDALL H. DOUD, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000


           This Amendment No. 16 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

           Item 5 is hereby amended and supplemented by the following:

           (e) On December 6, 1996, CSX commenced a tender offer to purchase for cash an aggregate of up to 18,344,845 Shares of the Company at a price of $110 in cash per Share.

           ITEM 10. ADDITIONAL INFORMATION.

           Item 10 is hereby amended and supplemented by the following:

          (e) On December 5, 1996, Defendants in the Pennsylvania Litigation filed their Answer and Defenses to Plaintiffs' Second Amended Complaint, generally denying, and asserting various defenses to, the allegations contained therein and requesting judgment on all claims and an award of costs and attorneys fees. The Company and CSX also filed a Counterclaim to Plaintiffs' Second Amended Complaint (the "Counterclaim"), naming Parent, Purchaser and Kathryn B. McQuade as counterclaim defendants, alleging that David R. Goode and Henry C. Wolf are co-conspirators/aiders and abettors, and purporting to state the following claims: tortious interference with current and prospective contractual relationships, intentional infliction of harm, unfair competition and civil conspiracy. Further, the Counterclaim alleges that Parent and certain of its executive officers have engaged in (i) dissemination of materially false and misleading information, (ii) promotion of an illusory tender offer, (iii) purportedly improper commencement of a lawsuit, (iv) false and misleading solicitation of proxies for the upcoming Company shareholder vote and (v) efforts to manipulate the market through unfair, tortious conduct, in violation of the federal securities laws. The Counterclaim requests a jury trial and an award of damages, punitive damages, costs and attorneys fees. Parent believes that the Counterclaim is without merit and intends to defend it vigorously.

           ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended and supplemented by the following:

      (a)(51)  Press Release issued by Parent on December 5, 1996.

      (g)(6) Answer and Defenses of Defendants to Plaintiffs' Second Amended Complaint and the Counterclaim of the Company and CSX (dated December 5, 1996, United States District Court for the Eastern District of Pennsylvania).


                                     SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  December 6, 1996

                                      NORFOLK SOUTHERN CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.

                                      Name:  James C. Bishop, Jr.
                                      Title: Executive Vice President-Law

                                      ATLANTIC ACQUISITION CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.

                                      Name:  James C. Bishop, Jr.
                                      Title: Vice President and General
                                             Counsel


                                   EXHIBIT INDEX

  Exhibit
  Number                  Description

  (a)(51)     Press Release issued by Parent on December 5, 1996.

  (g)(6) Answer and Defenses of Defendants to Plaintiffs' Second Amended Complaint and the Counterclaim of the Company and CSX (dated December 5, 1996, United States District Court for the Eastern District of Pennsylvania).